40-33

811-21502

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com



October 5, 2007

**VIA HAND DELIVERY**



Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

*Re: RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 1:07-cv-11113-EFH (D. Mass.)*

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the United States District Court for the District of Massachusetts in the above matter.

1. Bulldog Defendants' Opposition to Plaintiff's Motion for Reconsideration; and
2. Defendants Steven Samuels and Samuels Asset Management, Inc.'s Opposition to Plaintiff's Motion for Reconsideration.

Very truly yours,

Vern D. Larkin /M.O./

Vern D. Larkin



Enclosures

cc: James M. Curtis

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

| | |
|---|---|
| RMR HOSPITALITY and REAL ESTATE FUND,<br><br>Plaintiff,<br><br>v.<br><br>BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.<br><br>Defendants. | Civil Action No. 1:07-cv-11113-EFH |

**BULLDOG DEFENDANTS' OPPOSITION TO**
**PLAINTIFF'S MOTION FOR RECONSIDERATION**

Plaintiff RMR Hospitality and Real Estate Fund ("RHR") requests that the Court reconsider its decision not to award attorney's fees on plaintiff's remand motion, a matter committed to the discretion of the district court. RHR fails to show either of the prerequisites for a motion for reconsideration – that the Court made a manifest error of law, or that there is new evidence requiring the Court to exercise its discretion in RHR's favor. Plaintiff's alternative request, that this Court declare the effect of its order on the scope of its state law claim for damages, would require this Court to render an advisory opinion in a case over which it has determined it lacks subject matter jurisdiction. RHR's motion should therefore be denied.

## I. The Court Should Not Reconsider Its Prior Ruling Because Plaintiff Has Not Established That the Court Committed a Manifest Error of Law.

As a preliminary matter, plaintiff's motion for reconsideration should be construed as a motion to alter or amend a judgment under Rule 59(e). *See Marie v. Allied*

*Home Mortgage Corp.*, 402 F.3d 1, 7 n.2 (1st Cir. 2005). Reconsideration of a prior judgment is only appropriate when the moving party has made a "clear showing" that (1) newly discovered evidence has come to light, or (2) the court rendering judgment has committed a manifest error of law. *Id.*; *FDIC v. World Univ. Inc.*, 978 F.2d 10, 16 (1st Cir. 1992); *Linton v. New York Life Ins. and Annuity Corp.*, Civil Action No. 04-11362-RWZ, 2006 WL 3043224, at *1 (D. Mass. Oct. 25, 2006). Reconsideration of a prior order is an extraordinary remedy that should only be used sparingly. *Taylor Woodrow Const. Corp. v. Sarasota/Manatee Airport Authority*, 814 F. Supp. 1072, 1072 (M.D. Fla. 1993) ("[W]hen issues have been carefully considered and decisions rendered, the only reason which should commend reconsideration of that decision is a change in the factual or legal underpinning upon which the decision was based").

Here, plaintiff offers no newly discovered evidence in its motion; rather, it rehashes arguments that were fully briefed on the original motion and suggests that the Court committed a clear error of law. As recognized in *Martin v. Franklin Capital Corp.*, 546 U.S. 132, 136 (2005), however, the award of attorney fees upon remand is within the district court's sound discretion. *See also Emery Sapp & Sons, Inc. v. Pulte Homes of Greater Kansas City, Inc.*, Civ. No. 06-2258-KHV, 2006 WL 3026172, at *2 (D. Kan. Oct. 23, 2006); *Griffin v. Uvex Safety Mfg., Inc.*, No. CV-06-852-ST, 2006 WL 2850473, at *3 (D. Or. August 28, 2006) ("Congress has unambiguously left the award of fees to the discretion of the district court"). Nothing in *Martin*, which was cited in the original briefing on the remand motion, or the subsequent cases cited by plaintiff, *requires* a court to award attorney's fees if it finds that the defendant lacked an objectively reasonable basis for removal. *See generally* Pl.'s Memo. for Reconsideration at 3-4; *Martin*, 546

U.S. at 141 ("'[C]ourts *may* award attorney's fees under § 1447(c) only where the removing party lacked an objectively reasonable basis for seeking removal") (emphasis added). Thus, the required finding is only a necessary, but not a controlling, condition for the Court to exercise its discretion to award fees, and this Court did not commit a manifest error of law when it exercised its discretion in denying plaintiff's motion for attorney's fees.

Moreover, RHR's exclusive reliance on the Court's conclusory sentence in the paragraph of its Order analyzing the existence of federal question jurisdiction is misplaced. Defendants asserted federal question jurisdiction based on the alleged violations of federal law in Bulldog's ownership and proxy filings that formed the basis for RHR's new claim for damages. The Court concluded that Bulldog had not established "an objectively reasonable basis for federal jurisdiction" only after noting that "RHR represents that it does not seek recovery pursuant to any federal law applicable to those filings," a representation that occurred after removal and during the briefing on the motion to remand. Because the Court's conclusion appears to rely in part on RHR's post-removal representation, and the Court did not make any finding as of the time the defendants removed, it is inappropriate for RHR to attempt to manipulate the Court's language into a legal requirement to award fees.

Nor does RHR present any new evidence that would require the Court to reconsider its exercise of discretion not to award fees. Instead, RHR presents the same misleading allegations that it asserted in the original motion as "unusual circumstances" that the Court should consider in exercising its discretion.[1] For example, RHR refers to

[1] Contrary to RHR's assertion, there is no requirement that the Court find that there are no "unusual circumstances" in order to exercise its discretion not to award attorneys' fees.

the defendants' alleged "delay" in removing until after the personal jurisdiction motion had been decided. There was no "delay" in removal. Defendants removed only when RHR filed an amended complaint, adding a new claim for damages (*i.e.* Chapter 93A) that gave rise to the asserted basis for federal jurisdiction.

That new claim does not, as RHR contends, suggest some unusual circumstance supporting its request for fees in connection with its remand motion. Plaintiff's assertion of a claim under Chapter 93A to recover attorneys' fees and proxy expenses in connection with an internal corporate governance dispute, improper under *Riseman v. Orion Research Inc.*, 394 Mass. 311, 314 (1985), is simply a continuation of RHR's effort to stifle shareholder dissent and entrench existing management.

Nor was there anything improper about defendants' motion to dismiss the original state court complaint for lack of personal jurisdiction. Defendants' counsel had the obligation to preserve and assert that defense by motion, and did so expeditiously and without delay. Any delay in decision after that motion was briefed was occasioned by the state court's scheduling of oral argument.

Lastly, RHR fails to even attempt to explain how the analysis set forth in *Mitchell v. Lemmie*, 231 F. Supp. 2d 693 (S.D. Ohio 2002), cited by this Court in denying fees, differs materially from the standard set forth in *Martin*. While *Martin* rejected "narrower interpretations of § 1447(c) pursuant to which courts should award costs and attorneys' fees only when the defendants' position, in support of removal, was frivolous, unreasonable, or without foundation, or only when costs and fees have been authorized by something other than § 1447(c) itself,"[2] the Supreme Court did not explicitly reject the

[2] 14C Charles Alan Wright & Arthur R. Miller, *Federal Practice and Procedure* § 3739.

"fairly supportable" analysis described in *Mitchell.*[3] Indeed, if a court finds that a defendant's removal was "fairly supportable," then it would stand to reason that the defendant had an "objectively reasonable basis" at the time of removal for doing so. Thus, RHR cannot contend that the court applied an incorrect legal standard in exercising its discretion. Plaintiff, therefore, has no basis for reconsideration.

## II. Defendants Had An Objectively Reasonable Basis For Removing.

Plaintiff erroneously asserts that this Court should award it attorney's fees and costs based on this Court's conclusory sentence of its remand analysis, which appeared to rely in part on RHR's representation concerning its claims on the motion to remand, that defendants had not established "an objectively reasonable basis for federal jurisdiction." However, neither the Supreme Court in *Martin* nor the Court herein defined the term "objectively reasonable." In *Martin*, the Supreme Court did not have occasion to define "objectively reasonable" because the parties agreed that the defendant's basis for removal was reasonable. *See, Martin*, 546 U.S. at 141.

The Seventh Circuit, in applying *Martin*'s "objectively reasonable" standard, explained that in determining whether a party had an objectively reasonable basis for removing a case, the court should examine "the clarity of the law at the time the notice of removal was filed." *Lott v. Pfizer, Inc.*, 492 F.3d 789, 792 (7th Cir. 2007). "As a general rule, if, at the time the defendant filed his notice in federal court, clearly established law demonstrated that he had no basis for removal, then a district court should award a plaintiff his attorneys' fees. By contrast, if clearly established law did not foreclose a defendant's basis for removal, then a district court should not award attorneys'

[3] The *Mitchell* court held that, "An award of attorney fees is inappropriate where the defendant's attempt to remove the action was 'fairly supportable', or where there has not been at least some finding of fault with the defendant's decision to remove." 231 F.Supp2d at 701 (internal quotes and citations omitted).

fees." *Id.* at 794. Likewise, in *Ophnet, Inc. v. Lamensdorf*, also decided after *Martin*, the district court found that while defendants' basis for removal was "ultimately non-persuasive," it was reasonable given the case law in effect at the time of removal, and given the facts argued by defendants. *Ophnet, Inc. v. Lamensdorf*, No. 05-10970-DPW, 2005 WL 3560690 (D. Mass. Dec. 27, 2005).

In this case, for the reasons set forth in the extensive briefing on the motion to remand, defendants reasonably believed that federal question jurisdiction existed under the artful pleading case law and *Grable*. Even after *Grable & Sons Metal Prods., Inc. v. Darue Eng'g & Mfg.*, 545 U.S. 308 (2005), courts continue to grapple with the complexities of the artful pleading doctrine. *See Sullivan v. Am. Airlines, Inc.*, 424 F.3d 267, 272 n.4 (2d Cir. 2005) ("The precise scope of the artful-pleading doctrine is not entirely clear"). Furthermore, "there is no reason to suppose Congress meant to confer a right to remove, while at the same time discouraging its exercise in all but obvious cases." *Martin*, 546 U.S. at 140. Indeed, in *In re Pharm. Indus. Average Wholesale Price Litig.*, 457 F. Supp. 2d 65, 76 (D. Mass. 2006), this court held that although defendant's removal was improper under *Grable*, an award of attorney's fees and costs to the plaintiff was not warranted because of the complexity of the legal questions involved.

The case law did not foreclose removal of the amended complaint, and this Court did not make any finding that it did. Indeed, this Court appeared to rely on RHR's representation, after removal, concerning the scope of the new damage claim in reaching its remand decision. Defendants therefore had an objectively reasonable basis at the time of removal, and this Court should not reconsider its denial of plaintiff's attorney's fees.

## III. This Court Lacks Jurisdiction To "Clarify" Its Remand Order.

The removal statute, 28 U.S.C. § 1447(d), divested the Court of jurisdiction over this case as soon as its remand order was entered. *See In re Lowe*, 102 F.3d 731, 736 (4th Cir. 1996); *see also Davis v. American General Group Ins. Co.*, 732 F. Supp. 1132, 1134 (N.D. Ala. 1990); *City of Valparaiso, Ind. v. Iron Workers Local Union No. 395*, 118 F.R.D. 466, 468 (N.D. Ind.1987). It is well settled that "without proper jurisdiction, a court cannot proceed at all, but can only note the jurisdictional defect and dismiss the suit. For a court to pronounce upon a law's meaning . . . when it has no jurisdiction to do so is, by very definition, an ultra vires act." *Steel Co. v. Citizens for a Better Environment*, 523 U.S. 83, 84 (U.S. 1998) (internal citations omitted).

RHR's request to have the Court issue a declaration concerning the extent of the state law claims that it has asserted under Chapter 93A, therefore, is inappropriate. The issue that RHR presents is purely a question of state law, and this Court, at the request of RHR, determined that it did not have subject matter jurisdiction over this controversy. RHR's alternative request for "clarification," therefore, should be denied.

## IV. Conclusion

For the above reasons, plaintiff's motion for reconsideration should be denied.

Dated: October 3, 2007

Respectfully submitted,

**/s/Theodore M. Hess-Mahan**
Theodore M. Hess-Mahan BBO #557109
Hutchins, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller, *pro hac vice*
James W. Wilson, Jr. , *pro hac vice*
Chitwood Harley Harnes LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, GA 30309
(404) 873-3900

*Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP; Calapasas Investment Partnership No. 2, LP, Klein, Bogakos & Robertson, CPAs, Inc.; and Phillip Goldstein*

## CERTIFICATE OF SERVICE

I hereby certify that this document(s) filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on October 3, 2007.

**/s/Theodore M. Hess-Mahan**
Theodore M. Hess-Mahan

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

(2)

| | |
|---|---|
| RMR HOSPITALITY and REAL ESTATE FUND,<br><br>Plaintiff,<br><br>v.<br><br>BULLDOG INVESTORS GENERAL PARTNERSHIP, et al.<br><br>Defendants. | Civil Action No. 1:07-cv-11113-EFH |

**DEFENDANTS STEVEN SAMUELS AND SAMUELS ASSET MANAGEMENT, INC.'s OPPOSITION TO PLAINTIFF'S MOTION FOR RECONSIDERATION**

Plaintiff RMR Hospitality and Real Estate Fund ("RHR") requests that the Court reconsider its decision not to award attorney's fees on plaintiff's remand motion, a matter committed to the discretion of the district court, or in the alternative, that the Court amend its order to determine the scope of plaintiff's state law claim for damages. RHR fails to show either of the prerequisites for a motion for reconsideration – that the Court made a manifest error of law, or that there is new evidence requiring the Court to exercise its discretion in RHR's favor. Plaintiff's alternative request, that this Court declare the effect of its order on the state law claims, would require this Court to render an advisory opinion in a case over which it has determined it lacks subject matter jurisdiction. RHR's motion should therefore be denied.

Defendants Steven Samuels and Samuels Asset Management, Inc. (the "Samuels defendants") join in the Opposition to Plaintiff's pending motion by the Bulldog

Defendants, submitted this same day, and the Samuels defendants incorporate their arguments herein. The Samuels defendants also offer the following additional points and grounds for denial of the pending motion.

## I. The September 5th Order Did Not Find That the Samuels Defendants' Basis for Removal Was Unreasonable, but Instead Implied that the Basis was Supportable

This Court's Order of September 5 concerns the remand of this entire case, but the Order only mentions one defendant's basis for removal: Bulldog Investors General Partnership. The sentence upon which plaintiff relies in its motion for reconsideration relates to Bulldog, and the order contains no statement or conclusion as to the Samuels defendants.

However, the Order of September 5 impliedly finds that defendants' attempt to remove the action was "fairly supportable," by citing *Mitchell v. Lemmie* in denying the plaintiff's motion for attorney's fees.

Therefore, there is no express finding that the Samuels defendants did not, at the time of removal, have an objectively reasonable basis to remove. The opposite is instead strongly implied, where this Court stated that defendant's attempt to remove the action was "fairly supportable."

## II. The September 5th Order is Consistent with Caselaw from this District Following the Martin v. Franklin Opinion.

In *Ophnet, Inc. v. Lamensdorf*, decided after *Martin v. Franklin*, the District Court found that while defendants' basis for removal was "ultimately non-persuasive," it was reasonable given the caselaw in effect at the time of removal, and given the facts argued by defendants. *Ophnet, Inc. v. Lamensdorf*, Civ.A. No.05-10970-DPW, 2005 WL 3560690, *3 (D. Mass. Dec.27, 2005).

*Harvard Real Estate-Allston, Inc. v. Kmart Corp.*, 407 F.Supp.2d 317 was also decided a few weeks after the *Martin v. Franklin* opinion. While the court in *Harvard Real Estate* found that the defendant lacked an objectively reasonable basis for removal in that case, the situation here is completely distinguishable. In *Harvard Real Estate*, the court found that "it is plain from the face of the complaint that the jurisdictional minimum of $75,000 was not claimed." Id., 407 F.Supp.2d at 320. There, it was "apparent to a legal certainty that the amount actually in controversy does not meet the requisite threshold." There was no such legal certainty in this case, as to defendants' claim of federal question jurisdiction.

## III. Plaintiff's Request for Clarification of this Court's Order, in Order to Affect a Possible State Claim, is Inappropriate and Untenable

It is self-evident that by remanding this action to the Trial Court of the Commonwealth, this federal court has no role in influencing or affecting any possible rulings that may eventually be made in the state court, nor should it have such a role. The language cited by Plaintiff from *Christopher v. Stanley-Bostitch, Inc.*, in Plaintiff's current motion supports this: "[w]hen a federal court concludes that it lacks subject matter jurisdiction over a case, it is precluded from rendering any judgments on the merits of the case." *Christopher v. Stanley-Bostitch, Inc.*, 240 F.3d 95, 100-01 (1st Cir. 2001). The *Christopher* court goes on to say that "[w]hen a federal court concludes that it lacks subject matter jurisdiction over a case, it is precluded from rendering any judgments on the merits of the case. *See Willy v. Coastal Corp.*, 503 U.S. 131, 137, 112 S.Ct. 1076, 117 L.Ed.2d 280 (1992) ('A final determination of lack of subject-matter

jurisdiction of a case in a federal court, of course, precludes further adjudication of it.')."
*Christopher*, id., at 100. It is surprising, therefore, that plaintiff would cite this very language in its effort to have this Court issue what amounts to a directive to the state court.

The Court is well within its discretion to decline to rule on plaintiff's request for "clarification" of the court's September 5 ruling. In summary, there is no reason for this Court to agree to "clarify" its September 5, 2007 Order, and there is every reason for this Court to decline to so do.

Respectfully submitted,

Dated: October 3, 2007

**SAMUELS ASSET MANAGEMENT, INC. AND STEVEN SAMUELS,**

By their attorneys,

/s/ Robert N. Feldman
Robert N. Feldman (BBO#630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
617-307-6100

/s/ Lucy D. Lovrien
Lucy D. Lovrien (BBO# 555042)
Ten Winthrop Square
Boston, MA 02210
617-3423-4050

CERTIFICATE OF SERVICE

I, Robert N. Feldman, Esq., hereby certify that a true and correct copy of the foregoing document was delivered to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent those indicated as non-registered participants on October 3, 2007.

/s/ Robert N. Feldman
Robert N. Feldman



END